OMV Aktiengesellschaft

OMV Investor News


05008193

OMV strengthens focus on core business – new strategic positioning of its chemicals subsidiary AMI

May 2, 2005
7.00am (UK time) – 8.00am (CET)

- **IPIC, key OMV stockholder, acquires a 50% stake in AMI**
- **Strong base for AMI´s international expansion strategy**
- **AMI acquires leading engineering company for melamine production facilities**
- **AMI plans investment of USD 160 mn for a 4th melamine plant in Abu Dhabi**

OMV, Central Europe's leading oil and gas group, is strengthening its focus on its core business by a strategic repositioning of its chemicals subsidiary AMI Agrolinz Melamine International GmbH (AMI) headquartered in Linz, Austria. International Petroleum Investment Company (IPIC) of Abu Dhabi, one of OMV's key stockholders, is acquiring a 50% stake in AMI, which includes all of AMI's subsidiaries. The sales revenue pre tax is EUR 95.7 mn, considering 50% of the net debt the price amounts to EUR 241 mn. The contracts were signed on April 30, 2005. OMV and IPIC will each now have a 50% interest in AMI. The closing of this transaction is expected to take place in the second half of 2005. This step will provide AMI with a stronger base for continued, independent growth in international markets.

With the sale of 50% of AMI, OMV is placing greater focus on activities in its three core businesses – Exploration and Production, Refining and Marketing as well as Gas. The earnings of AMI will therefore no longer be fully consolidated, but will be reported at-equity in the financial items of OMV.

A win–win situation for all concerned
Wolfgang Ruttenstorfer, CEO of OMV, commented: "The new strategic positioning of AMI is a win-win situation for all parties included. OMV will strengthen its focus on core activities in the oil and gas business, yet still retain an important stake in AMI, a growing company. With two strong shareholders, AMI will continue to rigorously pursue its international expansion strategy as the world's second largest producer of melamine."

Mohamed Al-Khaily, Managing Director of IPIC added: "For IPIC, obtaining a stake in AMI is a good opportunity to support the further development of the leading melamine technology of this strong and profitable company. It will enable Abu Dhabi to make use of this leading melamine technology to further develop its petrochemical sector."



AMI strengthens its leading position in the international markets
Joachim Grill, CEO AMI group, said: "With the two shareholders, IPIC and OMV, we have a strong base for continued expansion. Our goal is to become No. 1 worldwide in melamine by 2010." The first step towards AMI's goal is the acquisition of the Italian melamine engineering company Eurotecnica, headquartered in Milan, at the same time that IPIC acquires 50% of AMI. The addition of Eurotecnica will further enhance AMI's technological leadership and competence in melamine systems and production. The Italian company has 80 employees and is one of the worldwide leaders in the construction of melamine plants. Its acquisition enables AMI to expand its global technological leadership position and lays the groundwork for the successful implementation of the planned melamine project in Abu Dhabi.

AMI and ADNOC plan new melamine plant in a region rich in natural resources
Grill continued: "Now that IPIC has come on board, a decision regarding our fourth melamine production site is due to be finalized soon. By the end of 2008 a new melamine plant with a capacity of around 80,000 t per year, representing an investment of approximately USD 160 mn, is planned in the strategically well situated Ruwais in Abu Dhabi, UAE." AMI and the Abu Dhabi National Oil Company (ADNOC) will form a joint venture to build the plant. It is intended, that AMI will hold 40% and ADNOC 60%. For marketing activities it is planned to establish a company owned 50/50 by the partners.

This new site offers advantages such as direct and convenient access to the important raw material, natural gas, and excellent infrastructure facilities. Grill added: "Optimal supply of the rapidly growing melamine markets in the Middle East and the Far East is possible from this location. We are therefore strengthening our position in the immediate vicinity of our growth markets." The project will benefit from ADNOC's excellent experience of the region and its expertise in developing international projects. The new plant in Ruwais will form the strategic basis for meeting the growing melamine demand in the Middle and Far East.

Along with the research and development center for melamine applications and the production facilities at the headquarters of AMI in Linz, AMI also has plants in Castellanza, Italy, and in Piesteritz, Germany. The planned production site in Ruwais will therefore be the first AMI facility in the dollar zone. This project will thus give AMI a hedge against dollar fluctuations in the international production and marketing of melamine.

Background information:

OMV Aktiengesellschaft
With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approx. EUR 8 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,385 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom has a workforce of 51.005 and has been consolidated in the 2004 balance sheet and in 2005 it should already contribute positive to OMV's results.

The AMI Group

AMI Agrolinz Melamine International GmbH, upgrades natural gas into high-value agricultural and industrial raw materials. The company's main products are melamine and plant nutrients. In the melamine sector, AMI is the market leader in Europe and the global number two. It also occupies a leading ranking in the plant nutrients market in the Danube region.

The AMI Group consists of the core companies AMI Agrolinz Melamine International GmbH, located in Linz (Austria), the fully owned subsidiary Agrolinz Melamine International Italia S.r.l., based in Castellanza (Italy), the Agrolinz Melamine International Deutschland GmbH located in Piesteritz/Saxony-Anhalt and the Trading Company for fertilizers LINZER AGRO TRADE GmbH, sales companies in Hungary, the Czech Republic and Slovakia, as well as the sales companies Agrolinz Melamine International North America Inc., Chicago, USA and Agrolinz Melamine International Asia Pacific Pte Ltd., Singapore. The AMI Agrolinz Melamine International Group has a workforce of around 1,000 and sales of EUR 394 mn.

Eurotecnica

Eurotecnica, with headquarters in Milan (Italy), is concerned with the design and construction of chemical plants. The company focuses on melamine plants, the design and construction of which accounts for around 80% of its business. Eurotecnica is presently the only engineering company that has a proven, fully functional technology for melamine production and markets this worldwide. In recent years melamine plants have been built in Poland, Iran, Indonesia and China, on the basis of Eurotecnica licenses. The company has annual revenues of approximately EUR 50 mn and 80 employees.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press — Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press — Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR — Tel. +44 (20) 7367-5127; e-Mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press — Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 279 3115-201; e-Mail: mark@cjpcom.com

Next result announcement **January–March and Q1 2005** on May 25, 2005

